FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Notice of the Ordinary General Meeting of Shareholders 2005

Filed herewith is a copy of the Notice of the Ordinary General Meeting of Shareholders of Syngenta AG. The full text follows:

# # #

Item 1

Basel, Switzerland, 10 March 2005

To the ADR Holders of Syngenta AG

Notice of the Ordinary General Meeting of Shareholders

Date: April 26, 2005, at 10.30 a.m.
Place: St Jakobshalle, Basel, Switzerland

Agenda

1.	Approval of the Annual Report, the annual financial statements and the Group consolidated financial statements for the year 2004

2.	Discharge of the members of the Board of Directors and the Executive Committee

3.	Appropriation of balance sheet profit 2004

4.	Reduction of share capital by cancellation of shares repurchased on the second trading line

5.	Reduction of share capital by repayment of nominal value of shares

6.	Elections to the Board of Directors

7.	Election of the Auditors and Group Auditors

Motions and Explanations

1.	Approval of the Annual Report, the annual financial statements and the Group consolidated financial statements for the year 2004
The Board of Directors proposes approval.

2.	Discharge of the members of the Board of Directors and the Executive Committee
The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Executive Committee.

3.	Appropriation of balance sheet profit 2004

	Balance brought forward	CHF 238,724,804
	Available earnings 2004	CHF 128,724,294

	Balance sheet profit 2004	CHF 367,449,098

The Board of Directors proposes to carry forward the balance sheet profit 2004 in full.

Explanation
Pursuant to agenda item 5, the Board of Directors is proposing a distribution of CHF 2.70 per share by a repayment of nominal value. That is why the Board of Directors is proposing that the balance sheet profit be carried forward in full and no dividend distributed.

4.	Reduction of share capital by cancellation of shares repurchased on the second trading line
The Board of Directors proposes:

(A) The cancellation of 6,196,337 shares, acquired on the second trading line, and the corresponding reduction of the share capital of the Company from CHF 934,286,047.20 by CHF 51,429,597.10 to CHF 882,856,450.10;

(B) To declare, as a result of a special audit report prepared in accordance with article 732 paragraph 2 of the Swiss Code of Obligations, that the claims by the creditors are fully covered notwithstanding the above reduction of the share capital;

(C) To amend article 4, paragraph 1 of the Articles of Incorporation of Syngenta AG on completion of the capital reduction as follows (changes underlined): «The share capital of the Company is CHF 882,856,450.10 fully paid-in and divided into 106,368,247 registered shares. Each share has a par value of CHF 8.30.»

Explanation
The Ordinary General Meeting of 27 April 2004 approved a share repurchase program. As part of this program, a total of 1,696,337 Syngenta shares with a nominal value of CHF 14,079,597.10 were repurchased on a second trading line between 3 May 2004 and 31 December 2004. In addition, on 11 February 2005 Syngenta exercised a call option on 4.5 million Syngenta shares with a nominal value of CHF 37,350,000. That transaction was also arranged via the second trading line. This call option was written as part of an agreement allowing Syngenta to resolve restrictions on the holding of treasury shares under Swiss Law.

The Board of Directors proposes that these shares be cancelled and the share capital reduced accordingly.

In a special audit report for the Ordinary General Meeting, the Auditors Ernst & Young find that the claims of the creditors can be met in full despite the reduction of the share capital according to this agenda item and the reduction of the share capital by means of the nominal value reduction proposed under agenda item 5.

The reduction of share capital by cancellation of shares can only be accomplished after publication of the notice to creditors in accordance with article 733 of the Swiss Code of Obligations. Such notice to creditors will be published after the Ordinary General Meeting in the Swiss Commercial Gazette. The creditors may file their claims and demand payment or security within two months of the date of the third and last publication. The share capital may be reduced only after the two month period has expired and all claims filed have been satisfied or secured. In addition, the reduction may only be registered in the commercial register if it is notarially certified that the above requirements are satisfied.

5.	Reduction of share capital by repayment of nominal value of shares
The Board of Directors proposes:

(A) To reduce the Company’s share capital from CHF 882,856,450.10 by CHF 287,194,266.90 to CHF 595,662,183.20 by reduction of the nominal value of each of the remaining 106,368,247 shares from CHF 8.30 by CHF 2.70 to CHF 5.60 and to repay to the shareholders CHF 2.70 per share;

(B) To declare, as a result of a special audit report prepared in accordance with article 732 paragraph 2 of the Swiss Code of Obligations, that the claims by the creditors are fully covered notwithstanding the above reduction of the share capital;

(C) To amend article 4, paragraph 1, of the Articles of Incorporation of Syngenta AG on completion of the capital reduction as follows (changes underlined): «The share capital of the Company is CHF 595,662,183.20, fully paid-in and divided into 106,368,247 registered shares. Each share has a par value of CHF 5.60.»

Explanation
The reduction of share capital by repayment of nominal value of shares must comply with the same formal requirements as the capital reduction by cancellation of shares referred to in agenda item 4.
Subject to compliance with the legal requirements, the repayment of nominal value is expected to be made on 22 July 2005 to those shareholders who are owners of Syngenta shares on the day before repayment.

6.	Elections to the Board of Directors
The Board of Directors proposes the re-election of Martin Taylor, Peter Thompson, Rolf Watter and Felix Weber, each for a three-year term of office.

In addition, the Board of Directors proposes the election of Jacques Vincent as a new member of the Board of Directors for a two-year term of office.

Explanation
Pursuant to article 20 of the Articles of Incorporation of Syngenta AG, the term of office is determined for each member of the Board of Directors at the occasion of his or her election and shall not exceed three years. The several terms of office are to be coordinated in such way that each year around one-third of all the members of the

Board of Directors are either newly elected or re-elected. That is why Martin Taylor, Peter Thompson, Rolf Watter and Felix Weber are proposed to be re-elected for a full three-year term of office.
Information about the Board members whose re-election is proposed will be found in the Annual Report and in the Corporate Governance Report 2004. These reports can be consulted or copies ordered on the Internet at www.syngenta.com in the section «Investor Relations».

Jacques Vincent is proposed to be newly elected to the Board of Directors. According to the Articles of Incorporation of Syngenta AG, he will take over the term of office of his predecessor and is therefore proposed to be elected for a two-year term of office.

Jacques Vincent is a French citizen. He has been Vice Chairman and Chief Operating Officer of the Danone Group, Paris, since 1998. Mr Vincent began his career with Danone in 1970 and has since held various financial and overall management positions within this group. Mr Vincent is a graduate engineer of the Ecole Centrale, Paris, holds a Bachelor in Economics of Paris University and a Master of Science from Stanford University.

7.	Election of the Auditors and Group Auditors
The Board of Directors proposes the re-election of Ernst & Young AG as Auditors of Syngenta AG and Group Auditors for the business year 2005.

On behalf of the Board of Directors of Syngenta AG

/s/ Heinz Imhof

Heinz Imhof, Chairman

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 15, 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel